UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)
Tiptree Financial Inc.

(Name of Company)
Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)
88822Q103

(CUSIP Number of Class of Securities)
Geoffrey Kauffman
Chief Executive Officer
Tiptree Financial Partners, L.P.
780 Third Avenue, 21st Floor
New York, NY 10017
(212) 446-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 4, 2014

(Date of Event which Requires
Filing of this Schedule)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 2 of 13

 SCHEDULE 13D

1	NAME OF REPORTING PERSON Tiptree Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER
14,032,287 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
14,032,287 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
14,032,287 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.60% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 3 of 13

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Tricadia Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,675,329 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,675,329 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,675,329 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.34% (See Item 5)
14	TYPE OF REPORTING PERSON
HC, PN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 4 of 13

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Tricadia Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,675,329 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,675,329 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,675,329 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.34% (See Item 5)
14	TYPE OF REPORTING PERSON
HC

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 5 of 13

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Michael Barnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,656,635 shares of Class A Common Stock
	8	SHARED VOTING POWER
8,838,749 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
2,656,365 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER
8,838,749 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
11,495,384 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.15% (See Item 5)
14	TYPE OF REPORTING PERSON
HC, IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 6 of 13

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Arif Inayatullah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,192,056 shares of Class A Common Stock
	8	SHARED VOTING POWER
8,186,249 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
1,192,056 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER
8,186,249 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
9,378,305 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.08% (See Item 5)
14	TYPE OF REPORTING PERSON
HC, IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 7 of 13

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Geoffrey N. Kauffman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
611,391 shares of Class A Common Stock
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
611,391 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
611,391 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.91% (See Item 5)
14	TYPE OF REPORTING PERSON
HC/ IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 8 of 13

SCHEDULE 13D

1	NAME OF REPORTING PERSON
TFPLP Holdings I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,774,988 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,774,988 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
4,774,988 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.04% (See Item 5)
14	TYPE OF REPORTING PERSON
HC

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 9 of 13

SCHEDULE 13D

1	NAME OF REPORTING PERSON
TFPLP Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,900,341 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,900,341 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,900,341 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.63% (See Item 5)
14	TYPE OF REPORTING PERSON
HC

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 10 of 13

This Amendment No. 9 (“Amendment No. 9”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on July 10, 2012 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on January 3, 2013 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on July 3, 2013 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed with the SEC on January 3, 2014 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed with the SEC on May 7, 2014 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed with the SEC on August 7, 2014 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed with the SEC on September 4, 2014 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D filed with the SEC on November 5, 2014 (“Amendment No. 8” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and this Amendment No. 9, the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Tiptree Financial Inc., a Maryland corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 9 have the meanings set forth in the Schedule 13D. This Amendment No. 9 amends Items 4, 5, 6 and 7 as set forth below.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On December 4, 2014, Michael Barnes entered into a trading plan, effective as of November 14, 2014 (the “Trading Plan”), with Wells Fargo Advisors, LLC (“Broker”), pursuant to which Broker is authorized and directed to purchase on behalf of Michael Barnes a number of shares of Class A Common Stock with an aggregate purchase price of up to $2,500,000, subject to satisfaction of certain conditions, including, among others, the trading price. A copy of the Trading Plan is being filed as an exhibit hereto and the foregoing description of the Trading Plan is not complete and is qualified in its entirety by reference to the Trading Plan, which is referenced as Exhibit 9 to the Scheduled 13D.

Item 5.	Interest in Securities of the Company

Paragraph (c) of Item 5 is hereby amended and restated in its entirety as follows:

(c) There have been no transactions in the shares of Class A Common Stock effected by any of the Reporting Persons since the filing of Amendment No. 8.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Item 6 is hereby amended and supplemented by adding the following:

See Item 4 above for a description of the Trading Plan, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 11 of 13

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 9.	Trading Plan between Michael Barnes and Broker, dated December 4, 2014.

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 12 of 13

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: December 8, 2014

By:	/s/ Michael Barnes
Michael Barnes

By:	/s/ Arif Inayatullah
Arif Inayatullah

By:	/s/ Geoffrey N. Kauffman
Geoffrey N. Kauffman

TIPTREE FINANCIAL PARTNERS, L.P.

By:	/s/ Geoffrey N. Kauffman
Name: Geoffrey N. Kauffman
Title: President and Chief Executive Officer

TRICADIA HOLDINGS, L.P.

By:	/s/ Arif Inayatullah
Name: Arif Inayatullah
Title: Principal

TRICADIA HOLDINGS GP, LLC

By:	/s/ Arif Inayatullah
Name: Arif Inayatullah
Title: Principal

TFPLP HOLDINGS I LLC

By:	TFPLP HOLDINGS MANAGEMENT LLC

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 13 of 13

By: TRICADIA HOLDINGS, L.P.
Its managing member

By: /s/ Julia Wyatt
Name: Julia Wyatt
Title: Chief Financial Officer

TFPLP HOLDINGS III LLC

By:	TFPLP HOLDINGS MANAGEMENT LLC

By: TRICADIA HOLDINGS, L.P.
Its managing member

By: /s/ Julia Wyatt
Name: Julia Wyatt
Title: Chief Financial Officer